UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

ABLEST INC.
(Name of Issuer)
Common Stock, $.05 par value per share
(Title of Class of Securities)
00371W100
(CUSIP Number)
Mia Jensen
The Burton Partnership, Limited Partnership
P.O. Box 4643
Jackson, WY 83001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

David S. Felman, Esq.
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, Suite 3700
Tampa, FL 33602
January 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect for the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	00371W100	Page	2	of	8

1	NAMES OF REPORTING PERSONS: The Burton Partnership, Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		126,725

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		126,725

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	126,725

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	00371W100	Page	3	of	8

1	NAMES OF REPORTING PERSONS: The Burton Partnership (QP), Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		380,175

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		380,175

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	380,175

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	00371W100	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Donald W. Burton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		506,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		506,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	506,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D
     This Amendment No. 11 (this “Amendment No. 11”) amends and supplements the Schedule 13D filed by The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership, and Donald W. Burton with the Securities and Exchange Commission on November 23, 1998, as amended (the “Schedule 13D”).
Item 1. Security and Issuer.
     This Amendment No. 11 relates to common stock, par value $0.05 per share (“Common Stock”), of Ablest Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1511 N. Westshore Boulevard, Tampa, Florida 33607.
Item 2. Identity and Background.
     (a) This Amendment No. 11 is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) The Burton Partnership, Limited Partnership, a Delaware limited partnership (“BP”), (ii) The Burton Partnership (QP), Limited Partnership, a Delaware limited partnership (“BPQP”), and (iii) Donald W. Burton (“Burton”). A Joint Filing Agreement is attached hereto as Exhibit 7.01.
     (b) The address of the principal business office and the business address of each Reporting Person is P.O. Box 4643, Jackson, Wyoming 83001.
     (c) The principal business of each of BP and BPQP is investment in public and private stocks. The present principal occupation of Burton is to act as the general partner of each of BP and BPQP and engage in other investment activities.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Burton is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     It is anticipated that funding for the Proposed Transaction (as defined in Item 4 below) would be in the form of debt financing arranged by an acquisition vehicle formed by the Investors (as defined in Item 4 below) and secured by the assets of the Issuer.
     The information set forth in response to this Item 3 is qualified in its entirety by reference to the information set forth in response to Item 4 below, which is incorporated herein by reference.

Item 4. Purpose of the Transaction.
     On January 18, 2007, Charles H. Heist, III, the Issuer’s Chairman, and Burton met with a special committee of the Issuer’s Board of Directors (the “Special Committee”) and delivered a proposal pursuant to which an acquisition vehicle formed by Mr. Heist, the Reporting Persons, and Kurt R. Moore, a director and President and Chief Executive Officer of the Issuer (collectively, the “Investors”), would acquire by merger all of the outstanding shares of Common Stock (other than certain shares held directly or indirectly by the Investors) for a purchase price of $7.50 per share in cash (the “Proposed Transaction”). The Investors anticipate that certain shares of Common Stock held by Mr. Heist, individually and as trustee of certain family trusts, and certain other members of the Issuer’s senior management team will be rolled-over in the acquisition. The proposal contemplates that the Proposed Transaction would not be subject to any financing contingency or other financing condition. As of the date of this filing, there are no written contracts or agreements among the Investors or between the Investors and any other person with respect to the Proposed Transaction.
     No binding obligation on the part of the Investors or the Issuer will arise with respect to the Proposed Transaction or any other transaction unless and until a definitive agreement satisfactory to the Investors and recommended by the Special Committee and approved by the Issuer’s Board of Directors is executed and delivered. If a definitive agreement is executed and delivered, the consummation of the Proposed Transaction or any other transaction would be subject to the satisfaction of additional requirements.
     If the Proposed Transaction or a similar transaction is consummated, it is expected that there may be a change in the composition of the Issuer’s Board of Directors, that the Common Stock would cease to be listed on the American Stock Exchange and that the registration of the Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 would be terminated.
Item 5. Interest in Securities of Issuer.
     (a) and (b) The percentages set forth below are based on 2,930,639 shares of Common Stock outstanding at November 10, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2006, filed with the Securities and Exchange Commission on November 13, 2006 (the “Reported Shares Outstanding”).
     BP and BPQP own 126,725 and 380,175 shares of Common Stock, respectively, which represents approximately 4.3% and 13% of the Reported Shares Outstanding, respectively. By virtue of his status as the general partner of each of BP and BPQP, Burton may be deemed to be the beneficial owner of, and thereby share voting and dispositive power over, the 506,900 shares of Common Stock which BP and BPQP own of record, which represents approximately 17.3% of the Reported Outstanding Shares.
     By virtue of the relationships and as a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group” with the other Investors and certain of their affiliates within the meaning of Section 13(d)(3) of the Exchange Act. As a result, the Reporting Persons may be deemed to beneficially own the shares of Common Stock that are being reported by the other Investors on a Schedule 13D being filed on the date hereof. The Reporting Persons disclaim beneficial ownership of any shares of Common Stock that are beneficially owned by other Investors and their respective affiliates.

     (c) Since the date of the most recent amendment to the Schedule 13D, BP and BPQP have effected the following open market transactions:
          On November 9, 2006, BP and BPQP acquired 2,350 and 7,050 shares of Common Stock, respectively, at a price of $6.25 per share.
          On November 10, 2006, BP and BPQP acquired 1,525 and 4,575 shares of Common Stock, respectively, at a price of $6.17 per share.
     (d) Not applicable.
     (e) Not applicable.
     The cover pages to this Amendment No. 11 are incorporated herein by reference.
Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
     Reference is made to the information set forth in response to Item 4 above, which is incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.
     The following documents are filed as exhibits hereto:
Exhibit 7.01. Joint Filing Agreement by and among the Reporting Persons, dated January 23, 2007

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2007	THE BURTON PARTNERSHIP, LIMITED PARTNERSHIP
	By:	/s/ Donald W. Burton
		Name:	Donald W. Burton
		Title:	General Partner

Dated: January 23, 2007	THE BURTON PARTNERSHIP(QP), LIMITED PARTNERSHIP
	By:	/s/ Donald W. Burton
		Name:	Donald W. Burton
		Title:	General Partner

Dated: January 23, 2007	/s/ Donald W. Burton
Donald W. Burton

EXHIBIT INDEX
Exhibit 7.01. Joint Filing Agreement by and among the Reporting Persons, dated January 23, 2007